UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACTOF 1933

Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.

X Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer

Gravity Jack, Inc.

Legal status of issuer

Form

C-Corporation

Jurisdiction of Incorporation/Organization

Wyoming

Date of organization

December 11, 2007

Physical address of issuer

157 S Howard Suite 605   Spokane, WA 99201

Website of issuer

www.gravityjack.com

Current number of employees:

12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$467,044	$524,696
Cash & Cash Equivalents:	$6,961	$68,732
Accounts Receivable:	$99,060	$74,357
Short-term Debt:	$392,433	$315,337
Long-term Debt:	$889,522	$951,037
Revenues/Sales:	$1,281,923	$1,583,865
Cost of Goods Sold:	$619,511	$592,242
Taxes Paid:	$0.00	$0.00
Net Income:	-$594,531	$-59,115

April 25, 2024

FORM C-AR

Gravity Jack, Inc.



This Form C-AR (including the cover page and al exhibits attached hereto, the "Form C- AR) is being furnished by Gravity Jack, Inc., a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.gravityjack.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file filing at least one annual report pursuant to Regulation CF and having fewer than 300 reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM CAR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial should assume that the information contained in this Form C-AR is accurate only as of the date condition, results of operations, and prospects may have changed since that date. summaries and, therefore, are necessarily selective and incomplete and are qualified in their Statements contained herein as to the content of any agreements or other document are entirety by the actual agreements or other documents.

THE COMPANY

Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Gravity Jack, Inc. (the "Company") is a Wyoming Corporation, formed on December 11, 2007.

The Company is located at 157 S Howard Suite 605 Spokane, WA 99201

The Company's website is www.gravityjack.com.

The information available on or through our website is not a part of this Form C-AR.

Description of Business

Gravity Jack is an American full-service digital agency with an unyielding pursuit to create a world where technology and the human experience intersect seamlessly through augmented reality.

DIRECTORS & OFFICERS

Directors and Officers of the Company
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past
three (3) years and their educational background and qualifications.

Name
Aaron Luke Richey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, President and CVO: 2009-Present

Principal occupation and employment responsibilities during at least the last three (3)years with start and ending dates

Gravity Jack, Inc., Founder, President, and CVO: 2009-Present

Name
Jennifer Richey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CSO: 2009-Present

Principal occupation and employment responsibilities during at least the last three (3)years with start and ending dates

Gravity Jack, Inc., Founder, and CSO: 2009-Present

RISK FACTORS

Risks Related to the Company's Business & Industry

Many of Gravity Jack's risks fall into the normal categories for both agencies and game developers. Gravity Jack is an agency that is now launching their own product. Instead of making a game for others to profit from, we are making our own game while endeavoring to capitalize on the upside ourselves.

- Agency Risk

The major risk to the agency side of our business is bifurcating focus and resources from the agency side to both the agency side and the game development side. It is difficult to run an agency in the current inflation environment. Sales funnels must be maintained and grown constantly to grow an agency. This means the longer we devote attention and resources to the game, our agency side will become more difficult to grow and cover all the costs of the company.

- Game Development Risk – WarTribe of Binyamin (WToB)

The major risks in game development come from the production side and the future sales side.

Producing any game is difficult, but one that is as innovative and multi-faceted as WToB is complex. While we are confident in our skills, delays in production, issues found in stress testing and in alpha phases can be extremely costly. Since we are reliant upon investment capital to fund the full production of the game, these normal production costs and timeline risks are truly clear and real.

Assuming we get the game developed and launched, user acquisition and per user revenue are not guaranteed. The industry is fast-paced and ever-changing. While there are some standards and trends, there is no assurance that any game, however innovative and exciting it may be, will sell well once released. We project low variable costs and good margins, so we are hopeful that even lower-than-expected sales will produce a sustainable company. However, we can do all we can to produce the highest-quality game possible and the market may not want the game. This is a risk all game developers must reckon with.

OWNERSHIP AND CAPITAL STRUCTURE
Capitalization of the Company

The company has been capitalized, generally, in three stages. From the outset of Gravity Jack until approximately April 2022, Gravity Jack was capitalized primarily by the Founders and early investors in the family and friend's realm. We have generally been funded by direct equity investment over this time, to include a normal amount of consolidation of investors, smaller buyouts, and the like. Going into the Reg-CF raise, Gravity Jack entered a new phase of capitalization where we completed the Reg-CF raise with Start Engine. This raise led us to our current phase in the mold of a series A raise.

Ownership of the Company

The company's capitalization table is available, in detail, upon request. However, we started the Reg CF with 29 unique shareholders and approximately 10 option holders. We then added over 300 shareholders in the Reg-CF raise that closed in February 2024. Since the Reg-CF

round closed, we currently have another 3 investors with convertible notes, with conversions based on the next capital raise, using the Reg-CF as a baseline.

FINANCIAL INFORMATION

See Exhibit A

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



_____
(Signature)

_____
Luke Richey
(Name)

_____
Chief Visionary Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

_____
Jennifer Richey
(Name)

_____
Chief Strategy Officer
(Title)

EXHIBITS

Exhibit A Financial Statements of Company:
        2023 Balance Sheet
        2023 Profit & Loss Statement

Gravity Jack, Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1030 WaTrust Checking 8937	6,960.89
1035 WaTrust Savings 5466	0.00
1050 Coinbase Account	0.00
Total Bank Accounts	**$6,960.89**
Accounts Receivable	
1500 Accounts Receivable	99,060.00
1501 Long Term AR	0.00
1502 ERTC Receivable	0.00
Total Accounts Receivable	**$99,060.00**
Other Current Assets	
12000 Undeposited Funds	0.00
12001 *Undeposited Funds	0.00
1550 Accrued Interest Rec	0.00
1575 Other Receivable	0.00
1600 Old Note Receivable	0.00
1604 Other Receivables	49,908.47
1605 Loan to Forum XII	36,100.00
1650 Advances	0.00
1655 Coinbase Investment Account	16,044.26
1660 Prepaid Expenses	0.00
Total Other Current Assets	**$102,052.73**
Total Current Assets	**$208,073.62**
Fixed Assets	
2200 Furniture and Equipment	144,593.25
2200.2 Software Licenses / Upgrades	8,700.00
2200.3 Phones & Tablets	2,693.99
2200.4 Wearables	7,864.90
2200.5 Computers	6,381.34
Total 2200 Furniture and Equipment	**170,233.48**
2205 Vehicles	162,246.91
2300 Accumulated Depreciation	-242,840.46
Total Fixed Assets	**$89,639.93**
Other Assets	
2500 Intellectual Property	150,000.00
2510 Domain	20,165.68
2515 Loan Fees	9,286.57

Gravity Jack, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
2516 Loan Fees Accum Amort	1,000.08
2520 Accumulated Amortization	-24,520.87
2530 Security Deposit	13,399.00
Total Other Assets	**$169,330.46**
TOTAL ASSETS	**$467,044.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
3100 Accounts Payable	-5,801.00
3101 A/P - Long Term Liab - Accr Int	0.00
3101.2 Accrued Interest - Richey	57,264.74
3101.3 Accrued interest Blacklake note	0.00
3101.4 Accrued Interest - Bloom	21,140.00
Total 3101 A/P - Long Term Liab - Accr Int	**78,404.74**
Total Accounts Payable	**$72,603.74**
Credit Cards	
3104 Apple Card JR	12,706.91
3105 Chase Ink (all)	107,910.09
3107 Chase Ink 2	19,001.59
Total Credit Cards	**$139,618.59**
Other Current Liabilities	
1576 Due from Shareholder - W Davis	1,205.34
2220 Accrued Expenses	0.00
3000 SBA PPP Loan Payable	0.00
3005 SBA PPP Round 2	0.00
3090 Paypal Loan	24,038.42
3108 Affirm	0.00
3110 RiverBank LOC	0.00
3112 WTB Line of Credit	0.00
3115 Promissory Note	0.00
3115.1 Luke & Jennifer Richey	0.00
3115.3 Steve Schmautz	0.00
3115.4 Bloom Loan	50,500.00
3115.5 Brandon Millsap	0.00
3115.6 BlackLake Note	0.00
3115.7 Luke and Jennifer Richey	0.00
Total 3115 Promissory Note	**50,500.00**
3120 Payroll Liabilities	0.00
3120.1 Accrued Payroll	0.00

	TOTAL
Total 3120 Payroll Liabilities	**0.00**
3125 Simple IRA Payable	319.50
3140 941 Payable	0.00
3150 Federal Withholding	0.00
3155 L&I Payable	0.00
3156 FMLA Payable	0.00
3180 FUTA Payable	0.00
3185 SUTA Payable	0.00
4100 Pass Through for App Sales	0.00
9016 Dodge Challenger Loan	35,156.33
9017 Land Rover Loan	68,990.72
Department of Revenue Payable	0.00
Sales Tax Agency Payable	0.00
Total Other Current Liabilities	**$180,210.31**
Total Current Liabilities	**$392,432.64**
Long-Term Liabilities	
4200 Deferred Wages	0.00
4210 Deferred Wages LR	0.00
4220 Deferred Wages JR	0.00
4230 Deferred Commissions	0.00
Total 4200 Deferred Wages	**0.00**
4240 Promissory Note - Richey DW	512,021.86
4305 SBA Treasury Loan	377,500.00
4400 Note Payable - Shareholder	
4400.2 NP - Luke & Jennifer Richey	0.00
Total 4400 Note Payable - Shareholder	**0.00**
4405 Contingent Liability	0.00
Total Long-Term Liabilities	**$889,521.86**
Total Liabilities	**$1,281,954.50**
Equity	
30100 Capital Stock	964,900.00
4550 APIC	564,325.00
4560 Investment	205,960.65
4700 Shareholder Distributions	0.00
4850 Opening Balance Equity	0.00
4900 Retained Earnings	-1,955,565.50
Net Income	-594,530.64
Total Equity	**$ -814,910.49**
TOTAL LIABILITIES AND EQUITY	**$467,044.01**

Gravity Jack, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
5110 Commercial	
5110.1 Mobile	1,235,687.00
Total 5110 Commercial	**1,235,687.00**
5115 Software Asset Sales	10,167.24
5130 Hosting	1,597.00
5135 Patent Income	38,500.00
5140 Reimbursement Income	-5,180.00
5150 Rent Income	1,151.64
Total Income	**$1,281,922.88**
Cost of Goods Sold	
6110 Commercial COGS	
6110.1 Labor	401,162.88
6110.2 Payroll Taxes	38,015.05
6110.3 Contractor Costs	176,095.90
6110.4 Other Direct Costs	3,672.77
6110.5 Payment Processing Fees	564.11
Total 6110 Commercial COGS	**619,510.71**
Total Cost of Goods Sold	**$619,510.71**
GROSS PROFIT	**$662,412.17**
Expenses	
7100 Depreciation Expense	37,700.19
7110 Amortization Expense	1,333.00
Fringe	
7000 Health Insurance	51,336.31
7000.1 Healthcare Expense	4,100.78
7010 Vision Insurance	805.02
7020 Dental Insurance	6,908.70
7025 Simple IRA	1,729.11
7030 Other Employee Benefits	2,424.00
Total Fringe	**67,303.92**
G&A	
7200 Advertising and Promotion	20.00
7200.1 7200.1 - Marketing	177,264.61
Total 7200 Advertising and Promotion	**177,284.61**
7205 Automobile Expense	38,008.92
7210 Bank Service Charges	1,777.65
7220 Education	26.96

	TOTAL
7250 Travel Expense	
7250.1 Airfare	21,027.97
7250.2 Lodging	6,423.65
7250.5 Meals	5,605.10
7250.6 Other Travel	8,127.39
7250.7 Transportation	390.60
Total 7250 Travel Expense	**41,574.71**
7275 Meals and Entertainment	3,853.68
7300 Client / Employee Appreciation	1,402.85
7310 Donations	1,045.00
7500 Payroll Expenses	309.56
7505 Payroll Expense Fees	4,161.75
7515 G&A - Salary & Wages	263,929.86
7517 G&A - Commissions	15,935.48
7520 G&A - Payroll Taxes	29,992.20
7531 Deferred Wages LR	123,704.21
7532 Deferred Wages JR	33,958.30
7533 Deferred Commissions JR	50,322.22
Total 7500 Payroll Expenses	**522,313.58**
8100 Telephone & Internet Expense	9,822.62
8110 Computer and Software Expenses	
8110.1 Accessories & Hardware < $2500	19,765.35
8110.2 Software	39.00
8110.4 SaaS	42,883.68
Total 8110 Computer and Software Expenses	**62,688.03**
8150 Office Supplies	945.36
8155 Outside Services	529.99
8160 Postage and Delivery	858.64
8350 Professional Fees	
8350.1 Accounting	45,370.14
8350.2 Consulting	44,235.46
8350.3 Legal	4,519.60
8350.4 Patent	9,537.00
Total 8350.3 Legal	**14,056.60**
Total 8350 Professional Fees	**103,662.20**
8355 Recruiting	1,302.15
8360 Repairs and Maintenance	154.75
8400 Taxes & Licenses	451.38


Gravity Jack, Inc.

Profit and Loss
January - December 2023


	TOTAL
8450 Dues and Subscriptions	
8450.1 Annual Subscriptions	1,385.28
Total 8450 Dues and Subscriptions	**1,385.28**
Total G&A	**969,088.36**
Overhead	
8000 Rent Expense	71,161.58
8020 General Liability Insurance	7,199.83
8025 Commerical Property Insurance	6,518.70
Total Overhead	**84,880.11**
Total Expenses	**$1,160,305.58**
NET OPERATING INCOME	**$ -497,893.41**
Other Expenses	
9070 Other Expense	2,625.00
9075 Interest Expense	94,012.23
99000 Ask My Accountant	0.00
Total Other Expenses	**$96,637.23**
NET OTHER INCOME	**$ -96,637.23**
NET INCOME	**$ -594,530.64**